Date of Filing:   September 2, 1997                          File No.________


                                   Form U5A

                         NOTIFICATION OF REGISTRATION

                Filed under Section 5(a) of the Public Utility
                         Holding Company Act of 1935

                          New Century Energies, Inc.

                              Name of Registrant

    The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

(1)   Exact name of registrant:           New Century Energies, Inc. ("NCE")

(2) Address of principal executive offices: 1225 Seventeenth Street, Denver, Colorado 80202

(3) Name and address of officers to whom notices and communications should be addressed: Teresa S. Madden, Controller and Corporate Secretary; Patricia
      T. Smith, Senior Vice President and General Counsel

(4) Certain information regarding the registrant and each subsidiary company thereof (indented to reflect parent-subsidiary relationships). The parent-subsidiary relationships set forth below assume the consummation of a realignment of certain of the NCE system's non-utility subsidiary companies as contemplated by NCE's Application-Declaration in File No. 70-8787 ("Merger U-1") and as authorized by the Commission in its order dated August 1, 1997 approving such Application-Declaration.

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

New Century Energies, Inc.          Corporation      DE      Holding company

  Public Service Company of         Corporation      CO      Electric and gas
    Colorado                                                   utility company

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

Public Service Company of Colorado
  subsidiaries (continued)

  1480 Welton, Inc.                 Corporation      CO      Utility real estate

  P.S.R. Investments, Inc.          Corporation      CO      Employee life
                                                               insurance

  Green and Clear Lakes Company     Corporation      NY      Hydroelectric water
                                                               storage

  Fuel Resources Development Co.    Corporation1     CO      Natural gas
                                                               exploration

  Baugh Lateral Ditch Company       Corporation      CO      Ditch company

  The Beeman Irrigating Ditch       Corporation      CO      Ditch company
  and Milling Company

  Consolidated Extension Canal      Corporation      CO      Ditch company
  Company

  East Boulder Ditch Company        Corporation      CO      Ditch company

  Enterprise Irrigating Ditch       Corporation      CO      Ditch company
  Company

  Fisher Ditch Company              Corporation      CO      Ditch company

  Hillcrest Ditch and Reservoir     Corporation      CO      Ditch company
  Company

  Jones and Donnelly Ditch          Corporation      CO      Ditch company
  Company

  Las Animas Consolidated Canal     Corporation      CO      Ditch company
  Company

  United Water Company              Corporation      CO      Ditch company

Southwestern Public Service         Corporation      NM      Electric utility
Company                                                        company


-----------------
1  In dissolution under Colorado law.

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

  Cheyenne Light, Fuel and Power    Corporation      WY    Electric and gas
  Company                                                    utility company

  WestGas InterState, Inc.          Corporation      CO    Gas pipeline company

  PS Colorado Credit Corporation2   Corporation      CO    Financing/factoring
                                                             company

  New Century Services, Inc.        Corporation      DE    Service company

  NC Enterprises, Inc.              Corporation      DE    Non-utility holding
                                                             company

    Quixx Corporation               Corporation      TX    IPP & cogeneration
                                                           development; railcar
                                                           services; water
                                                           rights; other non-
                                                           utility investments

     BCH Energy Limited               Limited        DE    QF ownership
     Partnership                    Partnership

     Quixx Louisville, L.L.C.          Limited       DE    Steam generation; QF
     (formerly Vedco Louisville,  liability company         ownership
     L.L.C.)

     Quixx Jamaica Power, Inc.      Corporation      DE    EWG holding company

     KES Montego, Inc.              Corporation      DE    EWG holding company


       KES Jamaica, L.P.              Limited        DE    EWG
       (General Partner)            partnership

    Quixx Jamaica, Inc.             Corporation      DE    EWG holding company

       KES Jamaica, L.P.              Limited        DE    EWG
       (Limited Partner)            partnership

    Carolina Energy Limited           Limited        DE    QF
    Partnership                     partnership
    (Limited Partner)


-----------------
2 Presently a direct subsidiary of Public Service Company of Colorado but expected to be moved as discussed in the Merger U-1.

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

NC Enterprises, Inc. subsidiaries
  (continued)

    Quixx Carolina, Inc.            Corporation      TX    QF holding company

      Carolina Energy Limited         Limited        DE    QF ownership
      Partnership                   partnership
      (General Partner)

    Windpower Partners 1994,          Limited        DE    QF ownership
    L.P.(Limited Partner)           partnership

    Quixx Mustang Station, Inc.     Corporation      DE    EWG holding company

      Denver City Energy              Limited        DE    EWG
      Associates, L.P.              partnership
      (General Partner)

    Quixx WPP94, Inc.               Corporation      TX    QF holding company

      Windpower Partners 1994,        Limited        DE    QF ownership
      L.P. (General Partner)        partnership

    Quixx Power Services, Inc.      Corporation      TX    IPP & cogeneration
                                                           operation and
                                                           maintenance services

    Quixx WRR, L.P. (General          Limited        TX    QF ownership and
    Partner)                        partnership            ownership of water
                                                           rights

    Quixx Resources, Inc.           Corporation      NV    Ownership of water
                                                           rights, QF, and EWG

      Quixx WRR, L.P. (Limited        Limited        TX    Ownership of  water
      Partner)                      partnership            rights


      Borger Energy Associates        Limited        DE    QF ownership
      L.P. (Limited Partner)        partnership

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

NC Enterprises, Inc. subsidiaries
(continued)

      Denver City Energy             Limited         DE    EWG ownership
      Associates, L.P.             partnership
      (Limited Partner)

    Quixx Borger Cogen, Inc.        Corporation      DE    QF holding company

      Borger Energy                  Limited         DE    QF ownership
      Associates, L.P.             partnership
      (General Partner)

    Quixxlin Corp.                  Corporation      DE    QF holding company

      Quixx Linden, L.P.             Limited         DE    QF ownership
      (General Partner)            partnership

    Quixx Linden, L.P. (Limited       Limited        DE    QF ownership
    Partner)                        partnership

    Mosbacher Power Group,            Limited        DE    EWG and FUCO develop-
    L.L.C.                       liability company         ment and ownership

    Mosbacher Power                   Limited        DE    EWG and FUCO develop-
    International, L.L.C.        liability company         ment and ownership

  Utility Engineering Corporation    Corporation     TX    Engineering services
                                                           and construction
                                                           management

    Universal Utility Services      Corporation      TX    Cooling tower
    Company                                                maintenance and
                                                           resource recovery

    Precision Resource Company      Corporation      TX    Human resource
                                                            services

    Vista Environmental               Limited        TX    Environmental
    Services Company, L.L.C.      liability company         consulting services

    Natural Fuels Corporation       Corporation      CO   Commercialization of
                                                          compressed natural gas

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

NC Enterprises, Inc. subsidiaries
  (continued)

    Natural/Total Limited             Limited        WY    Commercialization of
    Liability Company            liability company        compressed natural gas

      Natural/Total/KN Limited       Limited        CO    Commercialization of
      Partnership                  partnership            compressed natural gas

    Natural/Peoples Limited           Limited        WY   Commercialization of
    Liability Company            liability company        compressed natural gas

  New Century International,Inc.3   Corporation      DE    FUCO holding company

    Yorkshire Power Group           Corporation      UK    FUCO holding company
    Limited

      Yorkshire Holdings plc        Corporation      UK    FUCO holding company

        Yorkshire Electricity       Corporation      UK    FUCO
        Group plc

       Independent Power            Corporation      UK    FUCO
       Corporation, plc

    e prime, inc.                   Corporation      CO    Energy services; IPP,
                                                           cogeneration, and ETC
                                                           ownership

      Young Gas Storage Company     Corporation      DE    Natural gas storage

        Young Gas Storage             Limited        CO    Natural gas storage
        Company, Ltd.               partnership

      Texas-Ohio Gas, Inc.          Corporation      TX    Energy marketing

      Texas-Ohio Pipeline, Inc.     Corporation      TX    Natural gas pipeline


-----------------
3 At the time of filing of this Form U5A, New Century International, Inc. is presently a subsidiary of Public Service Company of Colorado; however, it is currently anticipated that it will become a subsidiary of NC Enterprises, Inc. on or before September 30, 1997. At that time, New Century Energies, Inc. will file for FUCO status for Yorkshire Electricity Group plc and Independent Power Corporation which are subsidiaries for New Century International, Inc.

     Name of Company               Organization     State      Type of Business
     ---------------               ------------     -----      ----------------

NC Enterprises, Inc. subsidiaries
  (continued)

    ep3, L.P.4                        Limited        DE    Foreign EWG and FUCO
                                    partnership            development

    Johnstown Cogeneration            Limited        CO    QF ownership
    Company, L.L.C.              liability company

    e prime Telecom, Inc.           Corporation      CO    ETC

    e prime Networks, Inc.          Corporation      CO    Meter reading network
                                                           (possible ETC)

    e prime projects                Corporation      DE    EWG
    international, inc.5

      Kazak Power Partners          Corporation      DE    EWG
      Limited

      e prime operating, inc.       Corporation      DE    EWG

    e prime (Belize) limited        Corporation    Belize  Planned EWG

    e prime Energy Marketing,       Corporation      CO    Energy marketing
      Inc.


-----------------
4 As noted in the Merger U-1, ep3, L.P. is to be replaced by a successor entity, which will likely be a corporation, and at that time become a direct subsidiary of NC Enterprises, Inc.
5 As contemplated in the Merger U-1, some or all of the e prime EWGs may be reclassified as FUCOs and become direct subsidiaries of New Century International, Inc.

                                  SIGNATURE

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Notification of Registration to be duly signed on its behalf in the City and County of Denver and State of Colorado on the 2nd day of September, 1997.

                                 New Century Energies, Inc.


                                 By:  /s/ Teresa S. Madden
                                    -----------------------------------
                                    Teresa S. Madden
                                    Controller and Corporate Secretary
(Seal)

Attest:
/s/ Carol J. Peterson
----------------------------------
Carol J. Peterson
Assistant Secretary


                                 VERIFICATION

State of Colorado         )
                          ) ss.
City & County of Denver   )

     The undersigned, being duly sworn, deposes and says that she has duly executed the attached Notification of Registration dated September 2, 1997 for and on behalf of New Century Energies, Inc., that she is the Controller and Corporate Secretary of such company, and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instruments and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.


                                             /s/ Teresa S. Madden
                                        ----------------------------------
                                            Teresa S. Madden

(Official Seal)

    Subscribed and sworn to before me at Denver, Colorado this 2nd day of September, 1997.


                                             /s/Karen E. Blakeslee
                                        ----------------------------------
My commission expires: 4/14/2001